

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Mr. Howard Garfield
Chief Financial Officer
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, TX 75001

> **Re:** **Behringer Harvard Multifamily REIT I, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 1, 2013**
> **File No. 000-53195**

Dear Mr. Garfield:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

We have, and may in the future, pay distributions from sources other than our cash flow from operating activities…, page 20

1.   In future Exchange Act reports, please revise to include the percentage coverage based on total distributions paid, including the distribution reinvestment plan amounts.

Property, page 73

2.   In footnote (e), you indicate that monthly rental rates include affordable housing payments and subsidies. Please tell us if you commonly provide free rent periods for tenants. If so, please tell us if monthly rental revenue per unit reflects the impact of free rent periods.

Estimated Per Share Value, page 77

3.   You disclose that a "stabilized net operating income was estimated" for each property.
        Please describe the base number used and explain how the assumptions were applied to
        such number and tell us how this approach was used for properties in the lease up period.

4.   For both your direct market capitalization rate and discounted cash flow methods you
        indicate that certain inputs were derived partially from the perspective of investors.
        Please explain your reference to investors.

Share Redemption Program, page 86

5.   In your Form 10-Q for the quarter ended September 30, 3013, we note your redemption
        disclosure on pages 25 and 26. In future filings, as applicable, please also disclose the
        amount of requests received.

Funds from Operations and Modified Funds from Operations, page 127

6.   We note your disclosure on page 6 that, on September 2, 2011, you terminated the initial
        public offering of your common stock. We further note that you have continued to
        disclose "modified funds from operation." Please provide us a detailed analysis of why
        this measure continues to be useful to investors. Where appropriate, please address the
        usefulness of each significant adjustment. We may have further comment.

Policies and Procedures with Respect to Related Party Transactions, page 146

7.   In future Exchange Act reports, please consider organizing the fees paid into two
        categories, as follows:

        a. The compensation actually paid, broken out by offering period, acquisition
            period, operating period and liquidation period, as applicable; and,

        b. The aggregate amount of compensation accrued but unpaid.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

2.Summary of Significant Accounting Policies, page F-10

Developments, page F-11

8.   Please tell us the amount and nature of indirect costs capitalized other than interest during the periods presented. To the extent these amounts are material, please revise your disclosure in future filings to include the amounts capitalized.

4. Business Combinations, page F-17

9.   Please provide your significance test calculations for your real estate properties acquired during the periods for which income statements are required or subsequent to the latest balance sheet. Please refer to Rule 8-06 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Duc Dang, Special Counsel at (202) 551-3386 with regard to legal comments.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief